82-3138

04030114

SUPPL

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Chris Geoghegan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of Scotland Trust Company (International) Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of beneficially owned shares held via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan.

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 22,494

Grant of contingent award of shares - 22,494

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

Not material

dlw 5/14

11. Class of security

Ordinary shares of 2.5p each

Beneficially owned shares - 199.75 pence

Matched contingent award of shares - nil consideration

13. Date of transaction

26 March 2004

14. Date company informed

26 March 2004

15. Total holding following this notification

108,579 (see also 23 below)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 41,432 shares under the Restricted Share Plan, contingent awards/options over 234,145 shares under the Performance Share Plan and options over 795,324 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

26 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Michael Lester

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of Scotland Trust Company (International) Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of beneficially owned shares held via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan.

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 49,987

Grant of contingent award of shares - 49,987

8. Percentage of issued class

Not material

N/A

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 199.75 pence

Matched contingent award of shares - nil consideration

13. Date of transaction

26 March 2004

14. Date company informed

26 March 2004

15. Total holding following this notification

542,469 (see also 23 below)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 84,346 shares under the Restricted Share Plan, contingent awards/options over 291,634 shares under the Performance Share Plan and options over 1,239,925 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

26 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

George Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of Scotland Trust Company (International) Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of beneficially owned shares held via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan.

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 14,996

Grant of contingent award of shares - 14,996

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 199.75 pence

Matched contingent award of shares - nil consideration

13. Date of transaction

26 March 2004

14. Date company informed

26 March 2004

15. Total holding following this notification

277,872(see also 23 below)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 14,996 shares under the Restricted Share Plan, contingent awards/options over 260,494 shares under the Performance Share Plan and options over 1,157,663 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

26 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of Scotland Trust Company (International) Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of beneficially owned shares held via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan.

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 41,422

Grant of contingent award of shares - 41,422

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 199.75 pence

Matched contingent award of shares - nil consideration

13. Date of transaction

26 March 2004

14. Date company informed

26 March 2004

15. Total holding following this notification

187,068 (see also 23 below)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 84,501 shares under the Restricted Share Plan, contingent awards/options over 256,388 shares under the Performance Share Plan and options over 1,013,547 shares under the Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

26 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mike Turner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of Scotland Trust Company (International) Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of beneficially owned shares held via the Restricted Share Plan and matching grant of contingent award of shares under the Restricted Share Plan.

7. Number of shares / amount of stock acquired

Purchase of beneficially owned shares - 99,974

Grant of contingent award of shares - 99,974

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Beneficially owned shares - 199.75 pence

Matched contingent award of shares - nil consideration

13. Date of transaction

26 March 2004

14. Date company informed

26 March 2004

15. Total holding following this notification

373,316 (see also 23 below)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 132,686 shares under the Restricted Share Plan, contingent awards/options over 392,442 shares under the Performance Share Plan and options over 1,264,546 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

26 March 2004

82-03138

RNS Number:2837Y
BAE SYSTEMS PLC
04 May 2004

5 May 2004

At BAE Systems AGM today, the Company re-confirmed its outlook position for 2004 as:

Trading in the first few months of the year has been consistent with the outlook for the Group as indicated at the time that we issued the preliminary announcement of the 2003 results. That is for good sustained underlying growth across the Company's operations in North America and in International Partnerships, with some recovery in the Avionics business.

The performance of the Programmes business is expected to continue to be restrained with some UK MoD production programmes still in early phases of maturity. Margins in Customer Solutions and Support are likely to continue to trend downwards.

Overall, the underlying performance of the Company's defence businesses in 2004 is expected to be slightly ahead of 2003.

Airbus plans a volume of activity for 2004 similar to 2003, with a slightly lower value mix of deliveries.

Issued by

BAE Systems plc,

London

END

82-03138

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Announcement Details

Company	Headline	Embargo	Last Update
BAE SYSTEMS PLC	Statement		13:26 2 May 04

Full Announcement Text

BAE SYSTEMS

BAE Systems confirms that it is not required to make any provisions against the Eurofighter Typh(

Issued by

BAE Systems plc

London

END

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